Filed pursuant to Rule 433 Issuer Free Writing Prospectus dated May 20, 2020 Supplementing the Preliminary Prospectus Supplements dated May 19, 2020 Registration Statement No. 333-224464

BECTON, DICKINSON AND COMPANY
Pricing Term Sheet

Concurrent Offerings of

6,250,000 shares of common stock
(the “Common Stock Offering”)

and

30,000,000 Depositary Shares (the “Depositary Shares”), each representing a 1/20th Interest in a Share of 6.00% Mandatory Convertible Preferred Stock, Series B (the “Depositary Shares Offering”)

May 20, 2020

This pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated May 19, 2020 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated May 17, 2019 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated May 19, 2020 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), the accompanying prospectus dated May 17, 2019 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Depositary Shares Offering).  Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the closing of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable.

Issuer:	Becton, Dickinson and Company (the “Company”)
Trade date:	May 21, 2020
Expected settlement date:	May 26, 2020

Common Stock Offering
Title of securities:	Common Stock, par value $1.00 per share, of the Company
Symbol / exchange:	BDX / The New York Stock Exchange (the “NYSE”)
Size of the Common Stock Offering:	6,250,000 shares of common stock
Underwriters’ option to purchase additional shares of common stock:	Up to 937,500 additional shares of common stock
Public offering price:	$240.00 per share of common stock
Underwriting discount:	$6.60 per share of common stock
Net proceeds:
The Company estimates that the net proceeds from the Common Stock Offering will be approximately $1.46 billion (or approximately $1.68 billion if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

CUSIP / ISIN:	075887109 / US0758871091
Joint book-running managers:
J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Morgan Stanley & Co LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC.

Co-managers:
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
BTIG, LLC
ING Financial Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
Roberts & Ryan Investments, Inc.
Siebert Williams Shank & Co., LLC
TD Securities (USA) LLC

Depositary Shares Offering
Title of securities:
Depositary Shares, each representing a 1/20th interest in a share of 6.00% Mandatory Convertible Preferred Stock, Series B, par value $1.00 per share, of the Company (the “Mandatory Convertible Preferred Stock”).

Size of the Depositary Shares Offering:	30,000,000 Depositary Shares
Underwriters’ overallotment option to purchase additional shares of Depositary Shares:	Up to an additional 4,500,000 Depositary Shares (corresponding to 225,000 additional shares of the Mandatory Convertible Preferred Stock)
Public offering price:	$50.000 per Depositary Share
Underwriting discount:	$1.375 per Depositary Share
Net proceeds:
The Company estimates that the net proceeds from the Depositary Shares Offering will be approximately $1.46 billion (or approximately $1.68 billion if the underwriters exercise their option to purchase additional Depositary Shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

Liquidation preference:	$1,000 per share of the Mandatory Convertible Preferred Stock (equivalent to $50 per Depositary Share)

Dividends:
6.00% of the initial liquidation preference of $1,000.00 for each share of the Mandatory Convertible Preferred Stock per annum (equivalent to $60.00 per annum per share of the Mandatory Convertible Preferred Stock), if declared by the Company’s board of directors or an authorized committee thereof, payable in cash or, at the Company’s election (subject to certain limitations), by payment or delivery, as the case may be, of any combination of cash and shares of the Company’s common stock.

The dividend payable on the first dividend payment date (September 1, 2020), if declared, is expected to be $15.83 per share of Mandatory Convertible Preferred Stock (equivalent to $0.79 per Depositary Share), and on each subsequent dividend payment date, if declared, will be $15.00 per share of Mandatory Convertible Preferred Stock (equivalent to $0.75 per Depositary Share).  Accumulated and unpaid dividends for any past dividend period will not bear interest.

If the Company elects to make any payment of a declared dividend, or any portion thereof, in shares of its common stock, such shares shall be valued for such purpose at the average VWAP per share of its common stock (as defined in the Depositary Shares Preliminary Prospectus Supplement) over the five consecutive trading day period commencing on and including the seventh scheduled trading day immediately preceding the applicable dividend payment date (the “dividend payment average price”), multiplied by 97%. In no event will the number of shares of common stock delivered in connection with any declared dividend, including any dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price (as defined below). To the extent that the amount of the dividend exceeds the product of the number of shares of common stock delivered in connection with such declared dividend and 97% of the dividend payment average price, the Company will, if it is legally able to do so, pay such excess amount in cash.

Floor price:	$84.00, which represents approximately 35% of the initial price (as defined below), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.
Dividend record dates:
The 15th calendar day of the month immediately preceding the month in which such dividend payment falls, except that dividends payable on the mandatory conversion date will be payable to the holders presenting the Mandatory Convertible Preferred Stock for conversion.

Dividend payment dates:	The first business day of each of March, June, September and December of each year, commencing on September 1, 2020 to, and including, June 1, 2023.
Initial price:	$240.00, which is the offering price of the common stock in the concurrent offering.
Threshold appreciation price:	$288.00, which represents an appreciation of 20% over the initial price.
Mandatory conversion date:	June 1, 2023 (subject to postponement in certain cases)

Mandatory conversion rate:
The conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 4.1666 shares of the Company’s common stock and not less than 3.4722 shares of its common stock (the “maximum conversion rate” and “minimum conversion rate,” respectively), (and, correspondingly, the conversion rate per Depositary Share will be not more than 0.2083 shares of the Company’s common stock and not less than 0.1736 shares of its common stock), depending on the applicable market value (as defined below) of the common stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement. The “applicable market value” of the Company’s common stock is the average VWAP per share of common stock for the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding June 1, 2023.

The conversion rate will be calculated as described in the Depositary Shares Preliminary Prospectus Supplement and the following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Company’s common stock on the mandatory conversion date (subject to postponement in certain cases).

Applicable Market Value of our Common Stock on the Mandatory Conversion Date	Conversion Rate Per Share of the Mandatory Convertible Preferred Stock
Less than or equal to $240.00 (the “initial price”).	4.1666 shares of common stock.
Greater than the initial price and less than $288.00 (the “threshold appreciation price”).	Between 3.4722 and 4.1666 shares, determined by dividing $1,000 by the applicable market value of common stock.
Equal to or greater than the threshold appreciation price.	3.4722 shares of common stock (the “minimum conversion rate”).

Early conversion at the option of the holder:
At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined below), a holder of at least 20 Depositary Shares may, at any time prior to the mandatory conversion date, elect to cause the bank depositary to convert all or any portion of such holder’s shares of Mandatory Convertible Preferred Stock, on such holder’s behalf, into shares of the Company’s common stock, at the minimum conversion rate of 3.4722 shares of common stock per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments.  Because each Depositary Share represents 1/20th fractional interest in a share of the Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

If, as of the effective date of any early conversion (the “early conversion date”), the Company has not declared all or any portion of the accumulated dividends for all dividend periods ending on a dividend payment date prior to such early conversion date, the conversion rate for such early conversion will be adjusted so that converting holders receive an additional number of shares of the Company’s common stock equal to such amount of accumulated and unpaid dividends for such prior dividend periods, divided by the greater of the floor price and the average VWAP per share of common stock over the 20 consecutive trading day period commencing on and including the 22nd scheduled trading day immediately preceding the early conversion date (the “early conversion average price”). To the extent that the cash amount of the accumulated and unpaid dividends for all dividend periods ending on a dividend payment date prior to the relevant early conversion date exceeds the product of the number of additional shares added to the conversion rate and the early conversion average price, the Company will not have any obligation to pay the shortfall in cash.

Early conversion at the option of the holder upon a fundamental change:
Upon the occurrence of a “fundamental change” (as defined in the Depositary Shares Preliminary Prospectus Supplement) prior to the mandatory conversion date, under certain circumstances the Company will deliver or pay to a holder of at least 20 Depositary Shares who elects to cause the bank depositary to convert all or a portion of such holder’s shares of Mandatory Convertible Preferred Stock, on such holder’s behalf, during the period from, and including, the effective date of the fundamental change to, but excluding, the earlier of (A) the mandatory conversion date and (B) the date selected by the Company that is not less than 30 and not more than 60 calendar days after the effective date of such fundamental change (the “fundamental change conversion period”), a number of shares of the Company’s common stock or, if the fundamental change also constitutes a reorganization event, units of exchange property (as defined in the Depositary Shares Preliminary Prospectus Supplement), determined using the applicable fundamental change conversion rate. The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price per share of the Company’s common stock paid or deemed paid in such fundamental change (the “stock price”).  Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon a fundamental change only in lots of 20 Depositary Shares.

Holders who so cause the bank depositary to convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive a “fundamental change dividend make-whole amount,” in cash or in shares of the Company’s common stock or a combination thereof, equal to the present value (computed using a discount rate of 5.00% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated and unpaid dividends for all dividend periods ending on or prior  to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change) from such effective date to, but excluding, the mandatory conversion date. If the Company elects to pay the fundamental change dividend make-whole amount in shares of its common stock in lieu of cash, the number of shares of common stock that the Company will deliver will equal (x) the fundamental change dividend make-whole amount divided by (y) the greater of the floor price and 97% of the stock price.

In addition, to the extent that, as of the effective date of the fundamental change, the Company has not declared any or all of the accumulated dividends on the Mandatory Convertible Preferred Stock as of such effective date (including accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change, the “accumulated dividend amount”), upon conversion, holders who so cause the bank depositary to convert Mandatory Convertible Preferred Stock within the fundamental change conversion period will be entitled to receive such accumulated dividend amount in cash (to the extent the Company is legally permitted to do so) or shares of the Company’s common stock, or any combination thereof at the election of the Company. If the Company elects to pay the accumulated dividend amount in shares of its common stock in lieu of cash, the number of shares of its common stock that the Company will deliver will equal (x) the accumulated dividend amount divided by (y) the greater of the floor price and 97% of the stock price.

To the extent that the fundamental change dividend make-whole amount or accumulated dividend amount or any portion thereof paid in shares of the Company’s common stock exceeds the product of the number of additional shares the Company delivers in respect thereof and 97% of the stock price, the Company will, if it is legally able to do so, declare and pay such excess amount in cash.

The following tables set forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock and per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change (each of the stock price and the fundamental change conversion rate are subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement).

Mandatory Convertible Preferred Stock

The table below sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price paid (or deemed paid) per share of our common stock in the fundamental change (as described in the Depositary Shares Preliminary Prospectus Supplement).

	Stock Price
Effective Date	$120.00	$140.00	$160.00	$180.00	$200.00	$220.00	$240.00	$250.00	$260.00	$270.00	$288.00	$300.00	$325.00	$350.00	$400.00
May 26, 2020	3.7083	3.6994	3.6699	3.6295	3.5855	3.5427	3.5038	3.4863	3.4702	3.4554	3.4323	3.4193	3.3976	3.3821	3.3647
June 1, 2021	3.8744	3.8653	3.8323	3.7832	3.7259	3.6673	3.6122	3.5869	3.5635	3.5420	3.5082	3.4891	3.4573	3.4348	3.4095
June 1, 2022	4.0323	4.0343	4.0149	3.9711	3.9057	3.8270	3.7452	3.7060	3.6691	3.6348	3.5813	3.5517	3.5044	3.4735	3.4438
June 1, 2023	4.1666	4.1666	4.1666	4.1666	4.1666	4.1666	4.1666	3.9999	3.8461	3.7036	3.4721	3.4722	3.4722	3.4722	3.4722

The exact stock price and effective date may not be set forth in the table, in which case:

•
if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•
if the stock price is greater than $400.00 per share (subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

•
if the stock price is less than $120.00 per share (subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement) (the “minimum stock price”), then the fundamental change conversion rate will be determined as if the stock price equaled the minimum stock price, and if the effective date is between two dates on the table, using straight-line interpolation, as described in the Depositary Shares Preliminary Prospectus Supplement, subject to adjustment.

Depositary Shares

The following table sets forth the fundamental change conversion rate per Depositary Share, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement, based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$120.00	$140.00	$160.00	$180.00	$200.00	$220.00	$240.00	$250.00	$260.00	$270.00	$288.00	$300.00	$325.00	$350.00	$400.00
May 26, 2020	0.1854	0.1850	0.1835	0.1815	0.1793	0.1771	0.1752	0.1743	0.1735	0.1728	0.1716	0.1710	0.1699	0.1691	0.1682
June 1, 2021	0.1937	0.1933	0.1916	0.1892	0.1863	0.1834	0.1806	0.1793	0.1782	0.1771	0.1754	0.1745	0.1729	0.1717	0.1705
June 1, 2022	0.2016	0.2017	0.2007	0.1986	0.1953	0.1914	0.1873	0.1853	0.1835	0.1817	0.1791	0.1776	0.1752	0.1737	0.1722
June 1, 2023	0.2083	0.2083	0.2083	0.2083	0.2083	0.2083	0.2083	0.2000	0.1923	0.1852	0.1736	0.1736	0.1736	0.1736	0.1736

The exact stock price and effective dates may not be set forth in the table, in which case:

•
if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•
if the stock price is greater than $400.00 per share (subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the minimum conversion rate, divided by 20, subject to adjustment); and

•
if the stock price is less than $120.00 per share (subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be determined (1) as if the stock price equaled the minimum stock price, and if the effective date is between two dates on the table, using straight-line interpolation as described in the Depositary Shares Preliminary Prospectus Supplement, and (2), divided by 20, subject to adjustment.

Listing:	The Company has applied to have the Depositary Shares listed on the NYSE under the symbol “BDXB”.
CUSIP / ISIN:	075887 406 / US0758874061
Joint book-running managers:
J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman Sachs & Co. LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Morgan Stanley & Co LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC.

Co-managers:
BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
Roberts & Ryan Investments, Inc.
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

The operating income and earnings per share information for the three months ended March 31, 2020 in the section “Summary Historical Consolidated Financial Information—Other Data” in the Depositary Shares Preliminary Prospectus Supplement is hereby revised to $370 million and $0.53, respectively.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and each of the related prospectus supplements and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners participating in the Common Stock Offering or the Mandatory Convertible Preferred Stock Offering can arrange to send you the prospectus and related prospectus supplements if you request them by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (866) 803-9204, or by emailing prospectus-eq_fi@jpmchase.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847, or by emailing Barclaysprospectus@broadridge.com; and Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282-2198, Attention: Registration Department, telephone (866) 471-2526).

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.